Confidential Treatment Requested

by Fate Therapeutics, Inc.

Goodwin Procter LLP Counselors at Law 4365 Executive Drive Suite 300 San Diego, CA 92121 T: 858-202-2700 F: 858-457-1255

August 22, 2013

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Fate Therapeutics, Inc.

3535 General Atomics Court, Suite 200

San Diego, CA 92121

Attn: Christian Weyer, President and Chief Executive Officer

Telephone: (858) 875-1800

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Fate Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-190608

Dear Mr. Riedler:

Rule 83 Confidential Treatment Request by Fate Therapeutics, Inc.

This letter is being provided on behalf of Fate Therapeutics, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-190608) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2013. To assist the staff of the Division of

Mr. Jeffrey Riedler United States Securities and Exchange Commission August 22, 2013 Page 2	Confidential Treatment Requested by Fate Therapeutics, Inc.

Corporation Finance (the “Staff”) in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from its underwriters, the Company currently estimates a price range of $[***] to $[***] per share for the initial public offering of the Company’s Common Stock, $0.001 par value per share (which is referred to in the Registration Statement as the Company’s “common stock”). This per share price range does not reflect or give effect to a reverse split of the Company’s common stock that is expected to be effected prior to the offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above. Accordingly, the information in this letter provided to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the offering. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include the information set forth in this letter and the actual price range that complies with the Staff’s interpretation regarding the parameters of a bona fide price range.

Fate Therapeutics, Inc. respectfully requests that the bracketed information contained in the paragraph above be treated as confidential information and that the Commission provide timely notice to Scott Wolchko, Chief Financial Officer and Chief Operating Officer, Fate Therapeutics, Inc., 3535 General Atomics Court, Suite 200, San Diego, CA 92121, before it permits any disclosure of the bracketed information in this letter.

To further assist the Staff in its evaluation of stock compensation and certain other matters, the Company advises the Staff that it intends to include the disclosure set forth in Appendix A to this letter in a subsequent amendment to the Registration Statement. Such disclosure would be inserted on page 67 of the Registration Statement, following the disclosure regarding the Company’s August 2013 valuation and grants.

The Company respectfully advises the Staff that the Company anticipates receiving by September 3, 2013 the FDA’s agreement regarding its IND amendment relating to the use of the Company’s NRM formulation for the manufacture of ProHema and its amended protocol relating to the resumption of enrollment in the Company’s Phase 2 clinical trial, which were submitted on August 1, 2013. The Company’s ability to pursue and complete an IPO by September 30, 2013 is in significant part dependent upon the receipt of such FDA agreement, and the estimated price range for the offering provided herein assumes the receipt of such agreement from the FDA. Additionally, the Company believes the circumstances described in the proposed disclosure in Appendix A support an increase in the value of the Company’s common stock from an undiscounted value of $[***] per share as determined in its contemporaneous valuation dated

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Mr. Jeffrey Riedler United States Securities and Exchange Commission August 22, 2013 Page 3	Confidential Treatment Requested by Fate Therapeutics, Inc.

August 12, 2013 under the IPO scenario, which implies a fully-diluted enterprise value of approximately $[***] million, to the midpoint of the estimated price range for the proposed offering of $[***] per share, which implies a fully-diluted enterprise value of approximately $[***] million.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*******

If you should have any questions concerning the enclosed matters, please contact the undersigned at (858) 202-2713 or Mitzi Chang at (415) 733-6017.

Sincerely,

/s/ Maggie Wong

Maggie Wong

Enclosures

cc:	Christian Weyer, Fate Therapeutics, Inc.
J. Scott Wolchko, Fate Therapeutics, Inc.
Cindy Tahl, Fate Therapeutics, Inc.
Kingsley Taft, Goodwin Procter LLP
Mitzi Chang, Goodwin Procter LLP
Thomas Kellerman, Morgan, Lewis & Bockius LLP
David Pollak, Morgan, Lewis & Bockius LLP
Albert Lung, Morgan, Lewis & Bockius LLP

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Confidential Treatment Requested by Fate Therapeutics, Inc.

APPENDIX A

PROPOSED ADDITIONAL DISCLOSURE

“Initial public offering price

In consultation with the underwriters for this offering, we determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $[***] per share. In comparison, our estimate of the fair value of our common stock was determined to be $1.21 per share as of August 12, 2013 using a contemporaneous valuation prepared by management and an independent third-party valuation specialist. We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined primarily by negotiation between us and the underwriters. Among the factors that were considered in setting the estimated price range for this offering were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in our industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial biotechnology companies such as us; and

•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

The midpoint of the estimated price range for this offering of $[***] per share, or our Filing Price, exceeds by $[***] per share the fair value of our common stock of $1.21 per share as of August 12, 2013 as determined using a contemporaneous valuation prepared by management and an independent third-party valuation specialist, or our Contemporaneous Price. We believe the difference between our Contemporaneous Price and our Filing Price is primarily attributable to the following two factors: (i) the methodology for determining our Contemporaneous Price incorporated multiple liquidity scenarios, not all of which allocate value to our stockholders on a fully-diluted, as-converted to common stock basis, while the Filing Price assumes, with 100% probability, that we complete our IPO, in which all of our preferred stock will be converted to common stock, during the third quarter of 2013; and (ii) our Contemporaneous Price did not account for the achievement of significant regulatory and clinical events that had not yet occurred as of August 12, 2013, but are expected to occur before the pricing of our IPO, as well as certain other factors.

Confidential Treatment Requested by Fate Therapeutics, Inc.

The incorporation of multiple liquidity scenarios, and the application of a cost of capital discount rate of 25% and a DLOM of 15% in the IPO scenario using a guideline public company market approach, in the determination of our Contemporaneous Price accounted for $[***] per share of the $[***] per share difference between our Contemporaneous Price and our Filing Price, as follows:

•

$[***] of the $[***] per share difference: The contemporaneous valuation prepared as of August 12, 2013 by management and an independent third-party valuation specialist considered multiple liquidity scenarios, including an IPO scenario, a merger or sale scenario, and a no value to common scenario. Under the IPO scenario using a guideline public company market approach, to which we assigned a probability weighting of 70%, the fair value of our common stock was determined to be $[***] per share, as adjusted for a DLOM and a discount for the cost of capital as further described below. The consideration of liquidity scenarios other than the IPO scenario accounted, in the aggregate, for approximately $[***] of the $[***] per share difference between our Contemporaneous Price and our Filing Price, as follows:

•

The consideration of a merger or sale scenario, to which we assigned a probability weighting of 10%, accounted for approximately $[***] per share of the $[***] per share difference between our Contemporaneous Price and our Filing Price. We believe the IPO scenario results in a higher fair value per share of common stock than the merger or sale scenario because under the IPO scenario, our preferred stock would convert into common stock in connection with the offering and, therefore, the liquidation preferences of our preferred stock would not be effectuated, and instead would be eliminated, upon the completion of the offering.

•

We also considered a no value to common stock scenario due to the uncertainty associated with (i) the FDA’s response to our IND amendment and, therefore, our ability to resume enrollment of our Phase 2 clinical trial of ProHema using our NRM formulation and (ii) our ability to successfully advance our clinical and preclinical programs over the next several years. The consideration of a no value to common stock scenario, to which we assigned a probability weighting of 20%, accounted for approximately $[***] per share of the $[***] per share difference between our Contemporaneous Price and our Filing Price.

•

$[***] of the $[***] per share difference: In determining the fair value of our common stock of $[***] per share under the IPO scenario using a guideline public company market approach in the August 12, 2013 contemporaneous valuation, we applied (i) a DLOM equal to 15% and (ii) a cost of capital discount rate of 25% over a period of approximately 1.5 months based on an anticipated completion date for our IPO of September 30, 2013. The application of these discount factors reduced the fair value of our common stock to $[***] per share from an undiscounted value of $[***] per share under the IPO scenario, and accounted for approximately $[***] per share of the $[***] per share difference between our Contemporaneous Price and our Filing Price.

Confidential Treatment Requested by Fate Therapeutics, Inc.

We believe the remaining $[***] per share difference between our Contemporaneous Price and our Filing Price is attributable to the achievement of significant regulatory and clinical events that had not yet occurred as of August 12, 2013, but are expected to occur before we price our IPO, as well as certain other factors, as described below:

•

The validation of our regulatory strategy, subject to the agreement by the FDA with our IND amendment submitted on August 1, 2013, for the use of our NRM formulation in the manufacture of ProHema, and the validation of our clinical strategy, subject to the agreement by the FDA with our amended protocol submitted on August 1, 2013, to resume enrollment in our Phase 2 clinical trial of ProHema;

•

Our belief that in the public markets, there are investors who may apply more qualitative and subjective valuation criteria in evaluating certain of our clinical and preclinical assets than the methods utilized in the contemporaneous valuations prepared by management and an independent third-party valuation specialist. As a private company, our contemporaneous valuations utilize a more quantitative methodology to determine the fair value of our common stock, and this methodology may differ from the methodology used by certain public market investors to determine the price that these investors are willing to pay in this offering. In particular, the Filing Price was not derived using a formal determination of fair value, but rather was determined primarily by negotiation between us and the underwriters, and the Contemporaneous Price was not a factor in setting the Filing Price; and

•

The consideration of other factors by public market investors in determining the price that such investors are willing to pay in this offering, which factors may not have been expressly considered in our contemporaneous valuations as a private company, or are not quantifiable in our contemporaneous valuation models, or are not objectively determinable by us.”